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                          April 15, 2021

       Eyal Shamir
       Chief Executive Officer
       IceCure Medical Ltd.
       7 Ha   Eshel St., PO Box 3163
       Caesarea, 3079504 Israel

                                                        Re: IceCure Medical
Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted April 12,
2021
                                                            CIK 0001584371

       Dear Mr. Shamir:

               Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements do not meet the updating requirements of Item 8.A of Form 20-F, which is incorporated into Item 4A of Form F-1.

              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.



                                                        Please contact Suzanne
Hayes at 202-551-3675 with any questions.





                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              David Huberman, Esq.